CytoDyn Inc.

1111 Main Street, Suite 600

Vancouver, WA 98660

January 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Alan Campbell

Re:	CytoDyn Inc.

Registration Statement on Form S-3

Filed January 15, 2021

File No. 333-252154

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CytoDyn hereby requests acceleration of the effective date of the above-referenced registration statement to 4:30 p.m., Eastern Standard Time, on January 22, 2021, or as soon thereafter as is practicable.

Thank you for your assistance in this matter. Should you have any questions, please contact me at (360) 980-8524.

Very truly yours,

/s/ Arian Colachis

Arian Colachis, General Counsel